

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Christopher S. Ripley
President and Chief Executive Officer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

  Re: Sinclair Broadcast Group, Inc.
    Form 10-K for the Year Ended December 31, 2019
    File No. 000-26076

Dear Mr. Ripley:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology